October 25, 2024

Matthew Tyree
Interim General Counsel
CONSOL Energy Inc.
275 Technology Drive, Suite 101
Canonsburg, Pennsylvania 15317

       Re: CONSOL Energy Inc.
           Registration Statement on Form S-4
           Filed October 1, 2024
           File No. 333-282453
Dear Matthew Tyree:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
General

1. Please update this filing to reflect any changes you make in response to the staff's comments relating to your Form 10-K in the letter dated October 25, 2024. In this regard, we note, for example, that you incorporate by reference the CONSOL Form
       10-K filed February 9, 2024, and the Arch Resources Form 10-K filed February 15,
       2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 25, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy Levenberg at 202-551-3707 or Daniel Morris at 202-551-
3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation